
03057199

Nutrition made simple, life made rich.

RELIV INTERNATIONAL INC. | 2002 ANNUAL

2002 Financial Highlights

(In thousands, except per share amounts)

At December 31	*2002*	*% change*	*2001*	*% change*	*2000*
Sales at suggested retail	$90,110	21.1	$74,410	(10.9)	$83,496
Net sales	62,927	18.9	52,943	(13.6)	61,280
Net income (loss)	2,493	709.4	308	NM	(898)
Earnings (loss) per share					
Basic	0.22	633.3	0.03	NM	(0.08)
Diluted	0.19	533.3	0.03	NM	(0.08)
Total assets	18,446	8.6	16,987	(16.7)	20,395
Long-term debt and capital lease obligations, less current maturities	4,057	(12.8)	4,650	(7.8)	5,046
Stockholders' equity	7,798	33.8	5,827	3.2	5,646
Return on net sales	4.0%		0.6%		-1.5%
Return on average total assets	14.1%		1.7%		-4.2%
Return on average equity	36.7%		5.5%		-13.6%
Current ratio	1.40		1.09		1.00
Long-term debt to equity ratio	0.52		0.80		0.89

Contents

01 Letter to Shareholders

04 Nutrition Made Simple, Life Made Rich

12 Directors and Executive Officers

13 Management's Discussion and Analysis

18 Five Year Financial Summary
Stock Price and Dividend Summary

19 Report of Independent Auditors

20 Consolidated Balance Sheets

21 Consolidated Statements of Operations

22 Consolidated Statements of Stockholder's Equity

24 Consolidated Statements of Cash Flows

25 Notes to Consolidated Financial Statements

37 Shareholder Information

Reliv International, Inc. is a network marketing company and manufacturer of high-quality nutritional supplements. Items produced by Reliv include nutritional and weight-management supplements, sports drink mixes, nutritional bars, dietary fiber products, a variety of functional foods and a line of premium skin care items. These products are sold exclusively to customers through Independent Distributors working in eight countries: United States, Australia, New Zealand, Canada, Mexico, United Kingdom, Ireland and the Philippines.



Dear Fellow Relìv Shareholder,

It's a bit of an understatement to say that Relìv International had a great year in 2002.

At the top of our list of accomplishments was the impressive value created for Relìv shareholders. During the 12 months ended December 31, 2002, your Relìv shares more than tripled in value, at a time when the major stock market indices were losing ground.

Because we want all shareholders to enjoy the company's success, the Relìv Board of Directors declared a stock dividend in September. Under this program, Relìv issued to all shareholders of record as of October 11, 2002, one additional share for each 5.25 shares they owned.

The board's decision was driven by the company's consistent profitability and growing sales in 2002. We set a record for earnings growth. Revenues from our core network marketing business reached an all-time high. After that performance, it's not surprising that the investment community has started to take notice of our stock. In fact, Relìv was named to a number of top-10 performers lists in 2002 – including the top-10 list published by CBS MarketWatch.com.

Relìv won that honor because of its strong stock price appreciation during the 2002 calendar year. CBS MarketWatch.com compared the performances of almost 6,400 equities listed on the New York Stock Exchange, NASDAQ, and American Stock Exchange – so we came out in the top tier among some pretty good companies.

We're certainly pleased with that performance. But we also recognize that stock price isn't something we have a lot of control over. To me, it's even more gratifying to consider the accomplishments that we know were the direct result of our efforts in the marketplace – namely, our 2002 sales and earnings growth.

Financial Results

The numbers are pretty remarkable. Reliv's net sales climbed an impressive 19 percent during 2002, to $62.9 million. This compares with 2001 revenues of $52.9 million. The 2001 figure included a significant amount of inefficient contract manufacturing business, which is no longer a focus of the Company. In 2002, our network marketing sales were strong enough to offset that business – and then some.

Reliv's earnings performance was even better. For the year, our earnings reached $2.49 million, or $0.22 per share – about eight times the profit we produced in 2001, when earnings totaled $308,000, or $0.03 per share. These results underscore the point we made in last year's annual report: Reliv's business model is fundamentally sound. By improving our execution in the marketplace, we'll build on this foundation of profitable growth.

The Leadership Factor

It's clear that one factor – the leadership of our top Distributors – played a key role in the company's renaissance in 2002. We made leadership development a top priority for the year. We put in place incentives to encourage both the recruitment of new Distributors and their advancement up the levels of the Reliv network.

Those efforts are paying off today: For the second straight year, our Distributor ranks grew at a double-digit percentage pace. We attracted many thousands of talented, highly motivated people to our distribution network worldwide.

But growth in the network is just part of the story. We also saw a dramatic increase in the number of Distributors who achieved key performance levels – who successfully extended their personal networks of new Distributors.

In the United States alone, we saw a 33 percent increase in the number of Distributors who reached the Master Affiliate level. At the Director level, our progress was just as impressive: 45 percent of current Directors moved up at least one level during the year, by hitting our aggressive targets for business development.

These trends are important because they represent "feet on the street." All Reliv products are sold through independent Distributors, not retail outlets. So it stands to reason that as our distribution network grows, we will be able to reach more potential customers with the Reliv message. It's also important that we have effective leaders – experienced Distributors who are skilled at training new recruits and adept at motivating their downline organizations to keep selling and growing.

That's not anything new. It's been part of our strategy from the beginning. What's different today is that we have more leaders, and better leaders, than at any previous point in the company's history. In years past, a handful of top-performing Distributors set the pace for the company. Today, Reliv can draw on the energy and rich experience of 150 or more Ambassadors – to conduct training sessions, share fundamentals, and find many other ways to help our newest Distributors succeed.

Good Nutrition Made Simple

A second – and equally important – contributor to our growth is the Reliv product line. It's purpose is simple: to improve people's lives by changing their approach to nutrition.

More and more these days, people are coming to appreciate the role that good nutrition plays in their overall health and well-being. For proof, you don't have to look any further than the fact that about 75 percent of Americans say that they use nutritional supplements on a regular basis.

But, many people find that achieving good nutrition is tougher than it looks: They know they should be consuming a better balance of nutrients, but they're confused about how to do it.

Many people simply take a multivitamin every day, but they are not sure how to address their needs for dietary fiber, antioxidants, and other nutrients. Other people head to the health food store, and mix and match their own personal regimen of herbal supplements, vitamins and extracts – never realizing that some of the products they're consuming could actually be working at cross-purposes inside their bodies.

Reliv's great strength — from a marketing standpoint — is that we make good nutrition simple. Our products, many of which are patented formulations, are designed to give people the benefit of the very best food technology available today.

Over the years, for example, we've developed a strong expertise in soy protein, a nutrient that is believed to lower the risk of heart disease and improve immune system function, among other health benefits. Today, Reliv customers can choose among six different products that add significant soy protein to their diets.

What's more, through our ties to the Functional Foods for Health program at the University of Illinois, Reliv's nutritionists have timely access to the latest developments in soy-based formulations and other advances in food technology. We use that knowledge continually to create new products and to refine existing formulations. In effect, we take the guesswork out of good nutrition for our customers. They can buy our products with confidence, knowing that they'll be getting the right nutrients — in the right balance — to promote their overall health.

A World of Opportunity

This year's results prove what we always knew: Strong leaders and great products add up to outstanding financial results. Even so, we have only begun to build this company — both in the United States, and in key markets around the globe.

The numbers tell the story. Looking at the monthly revenues we generate, we estimate that just one in 5,000 Americans is using Reliv products today. Clearly, even in our largest market, we are a long way from reaching the saturation point. Just increasing our penetration of the U.S. market could drive substantial growth in both sales and earnings for years to come.

In addition, we currently serve seven international markets — Australia, Canada, Mexico, New Zealand, Ireland, the Philippines, and the United Kingdom. Reliv's business is on solid footing in these markets, but we're not even close to maximizing their full potential.

Our primary focus, then, is to expand the business development strategies that worked so well for us in 2002. We believe we can do well simply by doing more of what we do best. We now have the proven leadership in our Distributor network to make that happen.

At the same time, we want to explore a parallel track in new international markets in Europe, Latin America, and the Pacific Rim. International expansion makes sense for a couple of reasons, in our view. First, our strong performance in our core markets, gives us the financial strength to pursue new opportunities. Second, Reliv currently has no presence in many of the world's largest direct-selling markets. By picking our new international targets carefully, we believe that we can generate profitable growth without exposing the company to undue risk.

Outlook

There's no question that Reliv is on the right track as we look ahead to 2003. We are operating from a strong base. In many respects, our business is the strongest it's been in our 15-year history. At the same time, we are confident that we know how to sustain today's momentum. It's as simple as remembering our mission: Nourish Our World. That's exactly what we have in mind for the coming months. Experience proves that this uncomplicated strategy is a great way to enhance the value of your investment in Reliv.



Robert L. Montgomery
Chairman, President and Chief Executive Officer

Net Income

Year	Net Income
2002	$2.49 million (.22/share)
2001	$308,000 (.03/share)
2000	-$898,000 (-.08/share)

New Distributors

Year	New Distributors
2002	34,868
2001	29,122
2000	23,200

Net Sales from Network Marketing

Year	Net Sales
2002	$62,790,000
2001	$49,064,000
2000	$44,536,000

New Master Affiliates

Year	New Master Affiliates
2002	4,942
2001	3,864
2000	3,145

Nutrition Made Simple, Life Made Rich

It's no accident that Reliv International's revenues and earnings soared in 2002. It's the tangible result of two good ideas that are still gaining traction in the marketplace.

Idea #1: **Nutrition matters.**

Idea #2: **Given the right business opportunity, talented people will perform superbly.**

For the most part, Reliv's growth strategy is built around these two simple truths. As our 2002 performance proves, simplicity can be a tremendous asset in a marketplace crowded with competitors and conflicting product claims. We work continuously to improve the way our business operates. We enhance product formulations and experiment with new ways to educate, motivate, and support our international network of Independent Reliv Distributors. But the basics of our business don't change dramatically from year to year. We're demonstrating that it's quite possible to build a healthy, thriving business by Nourishing Our World.

Good Nutrition Means Good Business

Today's consumers understand that balanced nutrition is important to their overall health. In fact, almost three out of four Americans report that they use nutritional supplements – including some 82 million people who call themselves "regular" or "heavy" users. This is great news for Reliv, because it indicates that most people are presold on the idea that nutrition matters.

Americans – and people throughout the world – generally don't have to be convinced that a change in diet can improve their health.

Advanced food technology has been at the heart of our success right from the start. This commitment is evident in the way we formulate our products. We offer a range of powdered drink mixes, because research shows that orally ingested liquids are the best way to make nutrients available to the body – far superior to tablets and capsules. According to The Physicians' Desk Reference, only 15 to 30 percent of vitamins and minerals taken in any pill form are absorbed by the human body, compared with 98 percent of nutrients taken in liquid form.

Of course, a good delivery mechanism is just part of the equation. Nutritional supplements must offer the right nutrients, in the right balance, to promote overall health. Reliv excels there, too. Our strong lineup of functional food products makes it easy for consumers to increase their intake of vitamins, soy protein, soluble and insoluble fiber, antioxidants, and many other critical nutrients.

Take soy protein, for example. Many nutrition scientists believe that it can offer health benefits such as improved immune system function, lowered risk of heart disease, and reduced cholesterol. Few companies can match the broad range of soy-rich products that Reliv has offered for years. With at least 6.5 grams of soy protein per serving, six different Reliv products meet the U.S. Food and Drug Administration requirements for being labeled as a significant source of soy. Our five top-selling soy-rich products are: Reliv Classic®, nutritional supplement, Reliv SoySense™, daily soy protective dietary supplement, Reliv SoySentials™, women's daily protective dietary supplement, Reliv Ultrim-Plus®, nutritional meal replacement, and Reliv Provantage®, soy-based performance enhancer.



Reliv succeeded in 2002 because the company emphasized the importance of plugging into Distributor Support System and kept it simple for people. When a business is simple, people feel that they can do it. It gives them confidence, they start to succeed, and that success breeds more success.

JOE & CAROL FELGER
TRIPLE PLATINUM AMBASSADORS


Reliv
Soy Sense
Sentials
ReversAge
FibRestore
FIBER-RICH
ANTIOXIDANT
DIETARY
Arthaffect
DIETARY SUPPLEMENT
with Arthred.
Innergize!
Classic
now
ORIGINALLY
FLAVORED
vanilla
reliv
now
for
Kids!

Reliv's lineup contains six products that meet the U.S. Food and Drug Administration requirements for being labeled as a significant source of soy.

In 2002, Reliv added a sixth product to this list. We introduced a reformulated Reliv Now® nutritional supplement. The improved product uses soy protein as its key ingredient. The product now gives consumers a great-tasting way to add the benefits of soy to their diets. In addition, the reformulated Reliv Now delivers 100 percent of the recommended daily intake of a wide variety of vitamins and minerals, but it is substantially lower in calories, fat and carbohydrates than the original formula.

Reliv's expertise in advanced food technology is an important competitive edge in the marketplace. Six of our nutritional products have earned U.S. patents. The unique blends of nutrients in these products are available to consumers exclusively from Reliv Distributors.

A case in point is our Reliv Arthaffect® dietary supplement — which won patent protection in 2001. Reliv Arthaffect is formulated to offer consumers an effective, natural way to support healthy joint function. Each serving of Reliv Arthaffect delivers more than 20 functional ingredients, including Arthred® and glucosamine sulfate.

In 2002, we expanded the potential market for this exciting product by securing regulatory approval in Mexico, where it rapidly became our fourth best-selling product. It is also available in the United States and the Philippines, as well as in Canada, Australia and New Zealand, where it is marketed under the Reliv A-Affect® brand name.

Another recently introduced product — Reliv ReversAge™ — has become our top revenue producer in two international markets, Mexico and the Philippines. This dietary supplement, which earned a U.S. patent in 2002, is formulated to replenish key hormones and to revitalize the body's major systems.

Reliv also offers a family of skincare products that draw on the strength of the ReversAge brand name. Like our nutrition products, the Reliv ReversAge skincare line offers consumers exclusive technologies that improve the products' overall performance. The skincare products incorporate Reliv's Nutri-Dynamic Delivery System, a patented formulation technology that holds active ingredients in place on the surface of the skin for up to 12 hours — three to four times longer than traditional moisturizers and cosmetics.

Talented Leaders Deliver Growth

Along with outstanding products, outstanding leadership development also contributed to the company's exceptional results in 2002. As a network marketing company, Relìv relies on an ever-expanding network of talented, highly motivated people to spur continued growth. Our products are not sold in stores. They're marketed exclusively by our Independent Distributors around the world. So the more our Distributor network grows, the more opportunities we have to reach consumers with the nutritional benefits that Relìv products provide.

Measured by recruitment alone, Relìv had an outstanding year: Our global network of Distributors grew more than 19 percent in 2002, on top of the 25 percent increase achieved in 2001. Just as important, our current Distributors demonstrated that they are committed to strengthening their businesses – not just by selling Relìv products, but by welcoming new recruits into their own downline organization. Thanks to their efforts, our Master Affiliate ranks grew by 33 percent in the United States, Relìv's largest market.

This is a key indicator of Relìv's momentum in the marketplace. To reach the Master Affiliate level, Distributors must hit targets for product sales. In effect, new Master Affiliates represent the company's next generation of leaders – people who are using the Relìv business opportunity to achieve their personal goals of financial independence.

Relìv's current generation of leaders had a great year, too. In all, we saw a 45 percent increase in the Director-level Distributors who advanced at least one level during the year, by reaching company-set objectives for business development. Their success had a direct impact on Relìv's sales performance in 2002, and it sets the stage for even better growth. We now have more proven leaders at the top of our distribution network than at any previous point in the company's history. As our leadership ranks continue to grow, Relìv will have the extra energy we need to move quickly into new markets and to expand within the United States.



The biggest reason we're moving forward is because we have terrific Distributor leadership. Everyone is on the same page. Everybody's working together and helping each other. We're very narrowly focused on how to do this business. We have a track to follow – it's called the Relìv Support System. If people plug into the System they can achieve their goals.

TOM & KAREN PINNOCK
FOUR TIME PLATINUM AMBASSADORS


Distributor Guide CD-ROM
reliv


COMPANY DOWNLINE
New Distributors by Month
My Organization



Enhanced Distributor Support

Why is Reliv attracting so much attention in the network marketing industry? In part, it's because every day more people learn about the outstanding business opportunity we provide.

Our royalty-based compensation plan gives Distributors two ways to increase their earning power. They earn profits on the Reliv products they sell personally, and they earn commissions on the sales generated by new Distributors they sponsor into the company.

Several years ago, the company revised its compensation plan to encourage Distributors to concentrate on building their downline organizations. The revised plan significantly increased royalty payouts for Reliv Directors. This spurred recruitment because it allows new Master Affiliates to earn more when they're just starting to build their businesses. The word is getting out: Reliv offers one of the industry's most attractive business opportunities.

New Distributors quickly discover that Reliv supports their business-building efforts with a broad range of training activities, promotional tools, and sales events that are all part of what we call the Reliv System. Our system is built around events such as regularly scheduled Opportunity Meetings (usually held on Tuesday evenings) that give new recruits the chance to hear how current Distributors have built thriving businesses around Reliv products. Then Distributors can participate in Basic Training the following Saturday where they learn how to build a Reliv business.

In 2002, Reliv enhanced the core tools that Distributors use, after their initial training, to start building a downline network. One key improvement was the relaunch of the Reliv Distributor Kit – a complete set of materials designed to make it easy for Distributors to present the Reliv business opportunity to their prospects.

The new Reliv Distributor Kit features a multimedia CD-ROM that helps a Reliv business come to life right before your eyes. Information on the CD-ROM is organized under several modules, including Getting Started, Business Support, Products, Policies & Procedures, and Making Money.

The CD-ROM also includes video testimonials, links to pages on the Web site and a set of forms to help Distributors support their business efforts.

Relìv also introduced a significant improvement to the company's online Distributor tools via the Relìv Web site in 2002. Already one of the most advanced Internet resources in the industry, the Relìv Web site (www.reliv.com) makes it simple for Distributors to order product online and track the status of orders – 24 hours a day, 7 days a week.

To make the Web site even easier to use, we launched the Relìv Distributor Suite – a personalized portal Web page within the Web site. It helps Distributors stay informed about company news and announcements, and it gives them easy access to useful business functions (for example, sales volume tracking, online product ordering).

As part of our online services, the company introduced a subscription service – the Relìv Downline Organizer. For a small monthly fee, the Downline Organizer provides our people with around-the-clock access to a number of effective business-building tools.

These include:
> Customizable management reports, tracking sales and sponsorship trends
> Automatic alerts about current activity (including a Distributor's personal group and breakaways)
> A daily snapshot of current month's activity
> E-mail
> An organizational calendar.

Distributors also benefited from several new promotional programs introduced in 2002. One program, called "The Time Is Right for Relìv," gave Distributors the chance to earn a stylish watch – with the Relìv logo by sponsoring three new recruits into the company during the program period.

Much of Relìv's current success is due to the outstanding training and development programs we provide for Distributors, both new and established, through the Relìv System.

A key part of this ongoing effort is the Master Affiliate Training Schools (MATS). MATS are held quarterly each year in all the countries we serve. These sessions give new Master Affiliates (the highest



New leadership in the field is essential to growth because without it you get stagnant. We've always had great Distributor leadership, but now we have a whole group of new leaders who are stepping up and re-energizing the business.

TOM & VAL MOODY
SILVER AMBASSADORS

Worldwide Rank Total Network Marketing Industry Revenues*

Country	Retail Sales (in millions of US$)
United States	26,700
Japan	22,800
Korea	2,900
France	2,884
Mexico	2,650
Germany	2,557
Brazil	2,496
United Kingdom	2,024
Italy	1,736
Taiwan/Australia (tie)	1,200

*World Federation of Direct Selling Associations, 2001 Worldwide Direct Sales Data


reliv

Distributor discount level) a way to learn more about the Reliv System and the health benefits of the company's products, as well as a chance to meet some of Reliv's top-performing Distributors. In addition, MATS are used to introduce new bonus programs and sales promotion tools.

We also changed the format of our all-company meetings. In the past, Reliv invited Distributors from all around the world to attend two major conferences a year in a central location. Now, we have replaced the winter conference with a series of regional conferences throughout the year, held in locations with significant concentrations of Reliv Distributors.

The first three regional conferences — in Chicago, Phoenix, and Orlando, Florida — were extremely well attended. They attracted about three times as many Reliv Distributors as the single winter conference typically did in years past.

A Renewed Focus on International Markets

International markets have been an important goal since the company's earliest days. Our commitment to international markets is inherent in our mission : **Nourish Our World.**

Although the United States remains our single largest market, our bid for international business is starting to pay off. In 2001, our operations outside the United States showed significant sales increases and disciplined cost controls. That positive momentum extended into 2002, enabling Reliv to achieve double-digit sales increases in key international markets.

What's the secret to these steadily improving results? In large part, our sales abroad grew because we successfully replicated the strategy that been worked so well at home. This year, for example, our sales in Mexico got a significant boost from the introduction of two products — Reliv Arthaffect and Reliv ReversAge — that have been available in the United States for more than a year.

Because regulatory requirements vary from country to country, it takes time to roll out successful products to our markets worldwide. But it's worth the effort: Not only do these product introductions give our local Distributors more goods to sell, but they spread our name and enhance the consistency of the Relìv business model from market to market. Consistency is important, because it lets Relìv's top-performing Distributors share their success and build their networks across national borders.

Virtually every one of our international markets is benefiting from this push to obtain regulatory approvals for a broader range of Relìv products. In the Philippines, we recently introduced Relìv Now For Kids and Relìv Arthaffect. The reformulated Relìv Now – available in the United States since the summer of 2002 – will be introduced in Canada, the United Kingdom, Australia and New Zealand by mid-year 2003.

Besides supporting sales in existing international markets, we are also stepping up our efforts to enter additional countries.

The international business arena represents a vast growth opportunity for Relìv. Today, Relìv does business in just four of the world's top 10 countries for network marketing. Although we have a strong presence in the United States, the world's largest such market, we have not yet entered several other developed countries that show great promise.

With our business now on solid footing in our core market, the time is right to pursue new opportunities – particularly in Europe, Latin America, and the Pacific Rim.

Work is now under way at Relìv to determine which countries would be the best expansion targets. We're looking at factors such as nutrition and labeling requirements, tax policies, and regulations that affect a direct-selling or Distributor-based business model. We also rely on current Relìv Distributors to spot high-potential markets. Their help will give us the chance to build a local hub centered on their existing ties to friends, family members, and business associates.

Even as we pursue international growth, one thing about our business won't change. Relìv's strategy will continue to be built on the strengths that served the company well in 2002 – great nutritional products offered to consumers by a global network of highly motivated Distributors. It's a simple formula – and it works.


RELIV

Two things happened in 2002. First, the company focused on implementing the Relìv business system. Everybody worked together to get it done and we were successful because of it. And secondly, we have the best products in the industry, and the world is starting to discover that on a larger scale. We had more people excited about sharing their results and sharing the products with others, and that's the key to everything.

PHIL & BETTY WOLF
PLATINUM AMBASSADORS



Board of Directors

Robert L. Montgomery
Chairman, President, and Chief Executive Officer, Reliv International, Inc.

David G. Kreher
Senior Vice President, Reliv International, Inc.

Stephen M. Merrick
Senior Vice President, Reliv International, Inc.

Carl W. Hastings, Ph.D.
Vice President, Reliv International, Inc.

Sandra S. Montgomery
Co-founder, Reliv International, Inc.

Thomas W. Pinnock III
Independent Distributor, Reliv International, Inc.

John B. Akin
Retired Vice President, A.G. Edwards & Sons, Inc.

Marvin W. Solomonson
Financial Consultant,
Marvin W. Solomonson Investment Co.

Donald L. McCain
Corporate Secretary, Baughan Group, Inc.

Thomas T. Moody
Independent Distributor, Reliv International, Inc.

Corporate Officers & Executives

Robert L. Montgomery
Chairman, President, Treasurer
and Chief Executive Officer

David G. Kreher
Senior Vice President,
Chief Operating Officer

Stephen M. Merrick
Senior Vice President,
International and Corporate Development
General Counsel and Secretary

Carl W. Hastings, Ph.D.
Vice President

Sandra S. Montgomery
Director

Donald E. Gibbons, Jr.
Vice President, North American Sales

Steven D. Albright
Vice President, Controller

David J. Barnes
Vice President, Technical Affairs
and Manufacturing Operations

Steven G. Hastings
Vice President, International Marketing

R. Scott Montgomery
Vice President, International Operations

Ronald W. McCain
Director, Market Research

Ryan A. Montgomery
Corporate Counsel

Results of Operations

Net Income & Net Sales: 2002 vs 2001 The Company's 2002 net income was $2,493,000 or $.22 per share basic and $.19 per share diluted. This compares with net income of $308,000 or $.03 per share in 2001. Net income in the United States, the Company's primary market, was $2,640,000 in 2002, compared to net income of $682,000 in 2001. The net loss from international operations was $147,000 in 2002, compared with a loss of $374,000 in 2001. The Company experienced strong improvements in both sales and profitability, led by the results in the United States. The Company's new Distributor enrollments in the US increased by 44% in 2002, compared to 2001, and the Company's Distributor retention rate improved, as well. The Company's foreign operations continue to show improved results, led by the sales increases in the Philippines and Mexico.

Net sales increased in 2002 to $62,927,000, as compared to $52,943,000 in 2001, as a result of a 19% increase in net sales in the United States from $44,799,000 in 2001 to $53,210,000 in 2002. Net sales in the United States, which accounted for 85% of total net sales in 2002, is comprised of network marketing sales and manufacturing and packaging services. In 2002, network marketing sales in the United States were $53,074,000 compared to $40,920,000 in 2001, and net sales in the foreign operations increased to $9,716,000 in 2002 from $8,144,000 in 2001. Net sales to external customers from manufacturing and packaging services decreased to $137,000 from $3,879,000 in 2001.

Net sales for the fourth quarter of 2002 were $16,756,000, an increase from the fourth quarter 2001 net sales of $12,038,000. During the period, network marketing sales in the United States increased to $14,271,000, as compared to $9,995,000 in the fourth quarter 2001. Net sales in foreign operations increased from $2,025,000 in the fourth quarter of 2001 to $2,474,000 in the fourth quarter of 2002. Net sales in the Philippines and Mexico increased by 46% and 22%, respectively, in the fourth quarter of 2002, as compared to the same quarter in 2001.

In the United States, the Company's largest market, the number of active Distributors increased significantly to 36,100 from 27,800 during 2002. New Distributor enrollments increased to 18,148 in 2002, compared to 12,588 in 2001. The retention rate of Distributors who renew their annual agreement also improved to 64% in 2002, as compared to a renewal rate of 54% in the prior year. Master Affiliates, Distributors who have attained the highest level of discount and are eligible for generation royalties, increased to 5,255 in the United States as of December 31, 2002 from 3,955 as of December 31, 2001. In 2002, the Company processed 145,680 wholesale orders at an average retail price of $452, compared to 120,175 orders at an average of $428 in 2001.

The Company's Direct Select Program makes products available to consumers by ordering directly through the Company. These orders are placed at full retail price and can be ordered in quantities of less than full case lots. In the United States in 2002, the program processed a total of 29,400 orders for a net sales total of $3,055,000, compared to $2,494,000 in 2001. The average order size remained consistent at $104 in both 2002 and 2001.

In 2002, the Company did not introduce any new products in the United States but continued its recent trend of reformulating and improving its current product line. In 2002, the Company reformulated its Reliv Now product in the United States and increased the can size to 28 servings. This is a key part of the Company's marketing strategy to simplify the business for the Distributor. With this change, all of the Company's lead products, Reliv Now, Reliv Classic, Reliv Innergize!, and Reliv FibRestore, all have the same number of servings per can, a four-week supply. This makes it easier for the Distributors to present the Reliv product line and Distributorship opportunity.

The Company is continuing to develop existing marketing programs such as the "Star Director", "Ambassador" and "Road to Presidential" programs. The Star Director Program compensates Distributors who reach certain levels of sales organization growth with bonuses based on the retail sales of their Distributor network. In 2002, $2,097,000 was paid through this program compared to $1,772,000 in 2001. The Ambassador Program compensates Distributors at the highest levels for their leadership and development of sales. At year-end 2002, there were 174 Ambassadors who shared in bonuses totaling $1,300,000, compared to 120 Ambassadors at the end of 2001 sharing bonuses of $1,087,000. The Road to Presidential Program, through training and rewards, is designed to encourage Distributors to reach the highest level of earnings potential by building downline organizations.

The Company has an Internet site, with e-commerce capabilities for Distributors, including online ordering, online sponsoring of new Distributors, order tracking, account information and sales organization activity. Distributors are also able to establish their own personal Internet site, which enables them to market themselves through the Internet, as well as place product orders, receive Company e-mails and other interactive functions. The Company has been able to gradually increase the volume of sales generated through Internet orders through routine advertising of the Internet capabilities to the Distributor force and occasional shipping promotions. Orders placed through the Internet currently represents approximately 8% of US sales. The web site also receives a considerable amount of traffic from Distributors utilizing the other features and information available through the Internet site. In February 2002, the Company introduced several enhancements to its Internet site, including an improved shopping cart that allows all Distributors to be able to place product orders, not just Master Affiliates, as before. Also, included is a premium service, called "Downline Organizer", which provides Master Affiliates access to the corporate Distributor database for their groups. The Internet site provides a number of features and reports that can be customized by the Master Affiliate to assist them in building their sales organizations. The Company is continuing to improve its Internet site traffic and capabilities in meaningful and cost-effective ways.

In Australia and New Zealand, net sales increased to $1,923,000 in 2002 from $1,808,000 in 2001, and fourth quarter 2002 sales increased to $522,000 from $492,000 in 2001. New Distributor enrollments decreased in Australia and New Zealand to 908 from 1,182 in 2001. Distributor renewals in Australia were 61% and in New Zealand 47% in 2002 as compared to 50% and 46% in 2001, respectively. Most of the increase in sales is due to the strengthening of the Australian and New Zealand dollars relative to the US dollar. On a local currency basis, sales in Australia increased by less than 2% in 2002, compared to 2001. Local currency sales in New Zealand decreased by 17% in 2002, compared to 2001. The Company continues to look for ways to attract new people to the Reliv business opportunity and product lines in these markets to follow with the success the Company is experiencing in its other markets. Combined net income for these markets improved to $11,000 in 2002, compared to a net loss of $53,000 in 2001.

Net sales in Canada improved slightly in 2002 to $983,000 from $972,000 in 2001. Fourth quarter sales increased to $276,000 in 2002 compared to $248,000 in 2001. New Distributor enrollments were 469 in 2002, compared to 477 in 2001. Comparable to the slight increase in sales, the Canadian operation showed an increase in net income in 2002 to $132,000, as compared to a net income of $118,000 in 2001. The Company's focus for Canada is to continue to refine its business model in order for the business opportunity from the Distributor's point-of-view to be seamless from the model in the United States. This will encourage more cross-border sponsorship and other Distributor activity in Canada from the United States and will help improve Canadian new Distributor enrollments.

Net sales in Mexico in 2002 were $2,905,000 compared to $2,233,000 in 2001. Net sales in the fourth quarter 2002 were $711,000 compared to $584,000 in 2001. New Distributor enrollments increased in 2002 to 4,495 compared to 3,456 in 2001. The distribution center network in Mexico has become an important part of the Mexican business model and is a contributing factor in the sales growth. The distribution centers are owned and operated by key Distributors to facilitate sales and the delivery of product in cities outside of Mexico City. With an inadequate package delivery system in Mexico, this is a common method used by network marketing companies to distribute their products. The Company has also introduced local versions of Reversage and Arthaffect in Mexico during 2002. The net loss in this market decreased to $53,000 in 2002, as compared to $215,000 in 2001, as a result of the improved sales.

Sales in the United Kingdom in 2002 were $446,000 compared to $391,000 in 2001. New Distributor enrollments were 161 in 2002, compared to 150 in 2001. In December 2002, the Company moved its UK facility from suburban London to Birmingham, England. The expenses of this move were a contributing factor in increasing the net loss in the UK to $67,000 for 2002, as compared to $53,000 in 2001. In March 2002, the Company began shipping some of the Company's products to Distributors and customers in the Republic of Ireland and is working to obtain approvals to sell additional products in the Irish market. Irish sales and fulfillment will be managed from the Reliv UK office.

Net sales in the Philippines in 2002 were $3,460,000, compared to $2,693,000 in 2001. New Distributor enrollments were 10,665 in 2002, compared to 11,269 in 2001. Sales in the Philippines have improved as the operations mature and local versions of U.S. products are introduced in the Philippine market. However, the profitability of this entity was adversely affected by the expenses of an office move and the write-off of the remaining value of the leasehold improvements of the previous facility, along with higher sales and marketing expenses. The growth of the operations here necessitated the move to a larger facility. The Philippines operations had a net loss of $137,000 in 2002, compared to net income of $18,000 in 2001.

The Company has provided manufacturing and packaging services, including blending, processing and packaging food products in accordance with specifications provided by its customers. In 2001, the Company decided to significantly reduce this line of business and production for the last major customer concluded in the third quarter of 2001. Accordingly, net sales to external customers continued to decrease in 2002 to $137,000 from $3,879,000 in 2001. Low gross margins and declining production orders from the final significant customer led to the decision to eliminate most of the third-party production work. The results reported in this segment also include the production of the Reliv brand products. Higher network marketing production requirements along with staffing reductions improved the results of the manufacturing and packaging segment in 2002. The segment reported a pre-tax profit of $441,000 in 2002, as compared to a pre-tax profit of $175,000 in 2001.

2001 vs. 2000 The Company's 2001 net income was $308,000 or $.03 per share (basic and diluted). This compares with net loss of $898,000 or $.08 per share in 2000. Net income in the United States, the Company's primary market, was $682,000 in 2001, compared to net income of $198,000 in 2000. The United States operation is comprised of the network marketing segment and the manufacturing and packaging services segment. In 2001, the network marketing segment in the United States had net income of $558,000, and the manufacturing and packaging segment had pre-tax income of $175,000. The net loss from international operations was $374,000 in 2001, compared with a loss of $999,000 in 2000. The Company returned to profitability in 2001, as the Company took steps to improve the results of the international operations. The Company also improved the results from its manufacturing operations, highlighted by the decision to eliminate production for its significant third party customers. The Company also reduced its interest expense by $112,000 in 2001, as compared to 2000.

Net sales decreased in 2001 to $52,943,000, as compared to $61,280,000 in 2000, as a result of a 20% decrease in net sales in the United States from $55,997,000 in 2000 to $44,799,000 in 2001. The decrease was the result of a decrease in net sales in its manufacturing and packaging segment. Net sales in the United States, which accounted for 84% of total net sales in 2001, is comprised of network marketing sales and manufacturing and packaging services. In 2001, network marketing sales in the United States were $40,920,000 compared to $39,253,000 in 2000, and net sales from manufacturing and packaging services decreased to $3,879,000 from $16,744,000 in 2000. Net sales in the foreign operations increased to $8,144,000 in 2001 from $5,283,000 in 2000.

Net sales for the fourth quarter of 2001 were $12,038,000, a decline from the fourth quarter 2000 net sales of $12,922,000. During the period, network marketing sales in the United States increased to $9,995,000, as compared to $8,181,000 in the fourth quarter 2000. Net sales in manufacturing and packaging services decreased from $3,465,000 to $18,000. Net sales in foreign operations increased from $1,158,000 in the fourth quarter of 2000 to $2,025,000 in the fourth quarter of 2001, as the Company's newest market in the Philippines had approximately $589,000 in sales in the fourth quarter of 2001, its first full year of operations. Net sales in the Australia/New Zealand market and Mexico increased by 39% and 26%, respectively, in the fourth quarter of 2001, as compared to the same quarter in 2000.

In the United States, the Company's largest market, the number of active Distributors declined slightly to 27,800 from 28,300. The retention rate of Distributors who renew their annual agreement improved to 54% in 2001, as compared to a renewal rate of 45% in the prior year. Master Affiliates, Distributors who have attained the highest level of discount and are eligible for generation royalties, increased to 3,955 in the United States in 2001 from 3,749 in 2000. In 2001, the Company processed 120,175 wholesale orders at an average retail price of $428, compared to 109,700 orders at an average of $465 in 2000. The increase in the order count and the decrease in the average order size is partially due to a change in the Direct Select program effective in February 2000 which allowed Distributors to place orders for individual cans at their specified discount level, rather than at full retail price. Previously, wholesale orders were defined as Distributor orders placed at their qualified discount level and were in full case quantities.

The Company's Direct Select Program makes products available to consumers by ordering directly through the Company. These orders are placed at full retail price and can be ordered in quantities of less than full case lots. In the United States in 2001, the program processed a total of 23,700 orders for a net sales total of $2,494,000, compared to $2,500,000 in 2000. This amount has decreased slightly because of the change in the Direct Select Program in February 2000 described above. The number of orders combined for wholesale and Direct Select increased by approximately 9,000 orders in 2001, as compared to 2000.

In August 2001, the Company introduced a line of skin care products including: Facial Cleansing Gel, Body Lotion, Smooth and Lift Serum, Daily Skin Defense, Eye Renewal Cream, Nightly Skin Restore, and Cleansing Bar. The skin care products are available in every market where Reliv currently operates, with the exception of the Philippines, UK and Ireland. The Company also introduced several of its products in many of the foreign markets, in particular, Reversage and Reliv Now For Kids. In July 2001, the Company introduced "Profit Paid Direct", an enhancement to the Distributor compensation program which has increased the number of checks sent to Distributors for wholesale profit. No longer must Distributors below the rank of Master Affiliate depend upon their upline Master Affiliate to send commissions earned upon wholesale purchases by lower ranking downline Distributors.

The Company is continuing to develop existing marketing programs such as the "Star Director", "Ambassador" and "Road to Presidential" programs. The Star Director Program compensates Distributors who reach certain levels of sales organization growth with bonuses based on the retail sales of their Distributor network. In 2001, $1,772,000 was paid through this program compared to $1,479,000 in 2000. The Ambassador Program compensates Distributors at the highest levels for their leadership and development of sales. At year-end 2001, there were 120 Ambassadors who shared in bonuses totaling $1,087,000, compared to 79 Ambassadors at the end of 2000 sharing bonuses of $784,000. The Road to Presidential Program, through training and rewards, is designed to encourage Distributors to reach the highest level of earnings potential by building downline organizations.

In Australia and New Zealand net sales declined to $1,808,000 in 2001 from $2,012,000 in 2000. However, fourth quarter 2001 sales increased to $492,000 from $353,000 in 2000. New Distributor enrollments decreased in Australia and New Zealand to 1,182 from 1,245 in 2000. Distributor renewals in Australia were

50% and in New Zealand 46% in 2001 as compared to 55% and 45% in 2000, respectively. A number of factors continue to cause the decline in sales in these markets. The Australian and New Zealand dollars have continued to decline in value against the United States dollar. This has the effect of reducing net sales when reported in US dollars on a consolidated basis. Nonetheless, net sales in local currency for Australia and New Zealand for 2001 declined by 1% and 7%, respectively, as compared to 2000. The Company was able to introduce a version of its product, Reversage, in these markets, along with the new skin care line in 2001. Also, during the third quarter of 2001, the Company promoted its Distributor relations and marketing manager into the sales management position. In response to these actions, sales in the region improved by 29% and 39% in the third and fourth quarters of 2001, respectively, as compared to the same quarters in 2000.

Net sales in Canada improved in 2001 to $972,000 from $913,000 in 2000. Fourth quarter sales increased to $248,000 in 2001 compared to $215,000 in 2000. New Distributor enrollments decreased to 477 from 607 in 2000. Currency fluctuations have also had an impact on Canadian sales, as net sales in local currency increased by 11% for 2001, as compared to 2000. During the second quarter of 2000, the Company closed its Canadian administrative office facility and has replaced it with a smaller distribution center. All customer service, sales and marketing support, accounting and other administrative services for the Canadian operation are being provided from the corporate office in Chesterfield, Missouri. As a result, the Canadian operation showed net income of $118,000 in 2001, as compared to a net loss of $88,000 in 2000.

Net sales in Mexico in 2001 were $2,233,000 compared to $1,769,000 in 2000. Net sales in the fourth quarter 2001 were $584,000 compared to $465,000 in 2000. New Distributor enrollments decreased in 2001 to 3,456 compared to 6,188 in 2000. Net sales continue to grow in Mexico on the strength of the sales management team in place, as compared to 2000. The distribution center network in Mexico continues to grow and become more established. The Company has also introduced Reliv Delight, a powdered food supplement in the nature of a milk replacement, along with local versions of other products in the US product line during 2001. The net loss in this market decreased from $571,000 in 2000 to $215,000 in 2001, as a result of the improved sales and cost controls put in place.

Sales in the United Kingdom in 2001 were $391,000 compared to $388,000 in 2000. The Company hired a sales manager in January 2000 to improve sales efforts in this region, but sales growth has still been difficult to achieve in this area. The Company is in the process of expanding sales in the region by shipping the Company's products to Distributors and customers in the Republic of Ireland. Irish sales and fulfillment will be managed from the Relìv UK office.

The Company ceased operations in Colombia effective October 1, 2001. After opening for business in this market during the first quarter of 2000, sales did not meet expectations and showed limited prospects for growth due to the increasing political instability in the country. Net sales for the first nine months of 2001 were only $46,000, compared to sales of $83,000 in 2000. The Company recognized a pre-tax charge of approximately $80,000 to shut down operations in Colombia.

In December 2000, the Company began sales in its newest market, the Philippines. In its first full year of operations, net sales in 2001 were $2,693,000 with 11,269 Distributor enrollments. Sales here have benefited from the involvement of Distributors from the United States, Canada and Australia with ties to the Philippines. The Philippines operations had net income of $18,000 in 2001, its first full year of operations.

The Company has provided manufacturing and packaging services, including blending, processing and packaging food products in accordance with specifications provided by its customers. In 2001, the Company decided to phase out this line of business and production for the last significant customer concluded in the third quarter of 2001. Accordingly, net sales decreased in 2001 to $3,879,000 from $16,744,000 in 2000. Although this segment reported a pre-tax income of $175,000 in 2001, low gross margins and declining production orders from the final significant customer led to the decision to eliminate a majority of the third-party production work. The results reported in this segment also include the production of the Reliv brand products. Higher network marketing production requirements along with staffing reductions also contributed to the improved results of the manufacturing and packaging segment in 2001. The segment results for 2001 compared to pre-tax income of $25,000 in 2000.

The Company's sales to third party customers consists of the Company purchasing raw materials, customer-specified packaging, and selling a finished product to the customer. Cost of products sold for the manufacturing and packaging segment for 2001 was 95.2% of net sales; an improvement from 95.6% in 2000. Even under optimal operating efficiencies, the gross margin for these customers was substantially less than margins in sales of network marketing products. In conjunction with the decision to eliminate a majority of the third party production work, the Company has taken steps to reduce payroll through layoffs and attrition. Over the course of 2001 and early 2002, the Company has reduced plant employment and related office positions by approximately 50 people, along with other cost reduction measures.

Cost of Sales During 2002, cost of network marketing products sold was 18.3% of net sales compared with 18.1% in 2001 and 20.3% in 2000. Cost of network marketing products sold was 18.6% in the fourth quarter of 2002 and 19.9% in 2001. Cost of goods for manufacturing and packaging services was 95.2% for 2001 and 95.6% for 2000. For 2002, a cost of goods percentage for manufacturing and packaging services is not meaningful, given the low volume of external sales.

Distributor Royalties and Commissions Distributor royalties and commissions as a percentage of network marketing sales increased to 38.5% in 2002 compared to 38.3% in 2001 and 35.8% in 2000. In the fourth quarter of 2002, Distributor royalties and commissions were 38.8% compared to 38.2% in 2001. The increased percentage for 2001 and 2002, as compared to 2000, is due to a change in the Distributor compensation plan, effective September 1, 2000. Previously, Distributors could purchase products from the Company at discounts ranging from 25% to 45%, with total royalties of 18% of retail sales paid to Master Affiliates on their organization's sales. After the modification, the discounts at the time of purchase were changed, ranging from 20% to 40%, with royalty payments totaling up to 23% to Master Affiliates. The effect of this change on the financial statements is that Distributor royalties and commissions will increase as a percentage of net sales. However, this increase will be offset by improved gross margins on these sales. These expenses are governed by the Distributor agreements and are directly related to the level of sales. Included in Distributor royalties and commissions are royalties of $1,300,000 for 2002 earned through the Ambassador Program as compared to $1,087,000 in 2001 and $784,000 in 2000.

Selling, General and Administrative Selling, general and administrative (SGA) expenses as a percentage of net sales were 36.4% for 2002, 38.8% in 2001, and 33.5% in 2000. The percentage decrease from 2001 to 2002 is due to the increase in the net sales of Company. The percentage increase from 2000 to 2001 is primarily due to the decrease in sales of the manufacturing and packaging business segment in comparison to total SGA expenses. Total SGA expenses increased from $20,556,000 in 2001 to $22,876,000 in 2002. SGA expenses for 2001 were $11,000 greater than the total of $20,545,000 in 2000. The total for 2001 also includes $1,046,000 in SGA expenses for the first full year of operations in the Philippines, as compared to $147,000 in SGA expenses in the start up year of 2000.

In 2002, total distribution and warehouse expenses increased slightly to $1,347,000 from $1,309,000 in 2001 due to increased expenses in the Philippines. Distribution expenses in the United States decreased as the result of the elimination of a separate public warehouse and shipping facility located in Las Vegas during 2002 and reduced salary expense, once the Company completed its plant related employment reductions in early 2002.

In 2002, sales incentive bonuses were $636,000, compared to $396,000 in 2001. Promotional trip expenses increased to $829,000 in 2002, as compared to $815,000 in 2001. Credit card processing fees also increased by $246,000 in 2002 as compared to 2001 as the result of increased sales. Overall, sales and marketing expenses increased by $893,000, or 13% in 2002. Sales and marketing expenses, as a percentage of network marketing net sales, were 12.7% in 2002 and 14.4% in 2001.

Total staff compensation and fringes increased by 9%, or $691,000, primarily due to the incentive compensation bonuses paid during 2002. All other general and administrative expenses (G&A) increased by $697,000 in 2002, or 14%, compared to 2001. Other significant changes in G&A expenses included an increase in the cost of the various business insurance coverages by $94,000 in 2002, compared to 2001; consulting fees increased by $86,000 in 2002, compared to 2001; investor relations and other expenses related to being a publicly traded company increased by $71,000.

Another significant component of the G&A expense increase in 2002 was the adjustment of the cash surrender value of the executive life insurance policies, which is included in other assets on the consolidated balance sheet. The Company incurred a charge of $170,000 as the result of the decline in the market value of the underlying investments. This corresponds with the overall stock market decline experienced in 2002. In 2001, the Company took a similar charge of $125,000.

Interest Expense Interest expense in 2002 was $340,000, compared to $527,000 in 2001 and $639,000 in 2000. Interest expense continued to decrease in 2002, as the Company renegotiated the terms of its term loan on the new portion of its headquarters facility during the year. Under the revised agreement, the interest has been changed from 8.5% to a variable rate equal to the prime rate. Additionally, the Company did not utilize any short-term borrowings after the first quarter of 2002, due to the Company's improved financial condition. Interest expense in 2001 was lower as the result of lower interest rates and a decrease in the use of short-term borrowings.

Income Taxes Income tax expense for 2002 was $1,542,000. Income tax expense for 2001 was $219,000, and as a result of pre-tax losses, the income tax benefit in 2000 was $251,000. The effective tax rate for 2002 was 38.2%. State income taxes, along with various non-deductible expenses, including the reduction in the value of the executive life insurance policies, represent most of the increase over the U.S. statutory tax rate of 34%. Effective tax rates for 2001 and 2000 were 41.5% and 21.8%, respectively. The 2000 tax benefit was carried back against the 1998 earnings.

Financial Condition The Company generated $4,745,000 of net cash during 2002 from operating activities and increased cash by $33,000 through long-term financing. This compares to $1,937,000 of cash provided by operating activities and $40,000 generated through long-term financing in 2001. Cash and cash equivalents increased by $2,179,000 to $3,438,000 by year-end 2002. The Company's net investing activities used $640,000. The Company used $1,604,000 to repay the line of credit, long-term borrowings and capital lease obligations. The Company also used $626,000 to purchase treasury stock and received $135,000 in proceeds from the exercise of options and warrants.

Current assets increased to $8,432,000 at December 31, 2002 from $6,562,000 as of December 31, 2001. Cash and cash equivalents increased by $2,179,000 as described above. Accounts receivable increased to $689,000 at December 31, 2002 from $548,000 at December 31, 2001 as the result of the increase in worldwide sales. At December 31, 2002 and 2001, the Company has reserved $5,000 as an allowance for uncollectible accounts receivable.

Inventories decreased to $3,457,000 at December 31, 2002 from $4,142,000 at year-end 2001, primarily due to the decrease in raw material inventories as the result of better inventory controls.

Refundable income taxes decreased to $8,000 at the end of 2002 from $136,000 as of the end of 2001. The decrease is due to the tax liability incurred as the result of the improved profitability in the fourth quarter of 2002, as compared to 2001.

Property, plant and equipment, after dispositions, increased $533,000 during 2002 to $16,485,000 at December 31, 2002. A majority of the acquisitions related to the office moves in the Philippines and United Kingdom and were funded with cash generated from operations.

Current liabilities decreased to $6,040,000 at December 31, 2002 from $6,047,000 at December 31, 2001. Trade accounts payable decreased to $2,457,000 from $2,881,000 at December 31, 2001 consistent with the reduction in inventory levels. Distributor commissions payable increased $821,000 to $2,065,000 at year-end as a result of increase in net sales in December 2002 as compared to December 2001. Borrowings under the line of credit decreased to zero from $986,000 at December 31, 2001.

Long-term debt and non-current capital lease obligations decreased to $4,057,000 from $4,650,000 at December 31, 2001, primarily as the result of scheduled principal payments. The Company has a term loan with an outstanding balance of $3,840,000 as of December 31, 2002. This loan provided financing for the expansion of its facility in 1997. The terms of this note were renegotiated during the year. Under the revised agreement, the interest has been changed from 8.5% to a variable rate equal to the prime rate. The Company has long-term debt totaling $439,000, relating to the purchase of its original building and land. The Company also has a series of private placement notes payable with a remaining principal balance of $135,000. These notes provided the initial funding of the Philippines operation and are payable in quarterly installments equal to 2% of Philippines sales at suggested retail, including interest at 9% per annum.

Stockholders' equity increased to $7,798,000 compared with $5,827,000 at December 31, 2001. The increase is primarily due to the 2002 net income of the Company, reduced by treasury stock purchases of $626,000. Stockholders' equity was also negatively impacted by the strengthening of the U.S. dollar against the Mexican and Philippine pesos. This impact appears in the form of the decrease in the foreign currency translation adjustment, which is reflected in accumulated other comprehensive loss. The Australian, New Zealand, and Canadian dollars all improved during 2002, relative to the U.S. dollar. This cumulative adjustment declined from a debit balance of $689,000 as of December 31, 2001, to a debit balance of $775,000, as of December 31, 2002.

The Company's working capital balance has improved by $1,878,000 since December 31, 2001. The current ratio at December 31, 2002 improved to 1.40 from 1.09 at previous year-end. The Company also has an operating line of credit, with a limit based on a collateral-based formula of accounts receivable and inventory. The maximum borrowing limit is $1,000,000, with a variable interest rate equal to the prime rate. At December 31, 2002, the Company had not utilized any of the line of credit, with approximately $513,000 available under the line based on the Company's borrowing base formula. Management believes that the Company's internally generated funds together with the loan agreement will be sufficient to meet working capital requirements in 2003.

Critical Accounting Policies Our financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.

Inventories Inventories are valued at the lower of cost or market. Product cost includes raw material, labor, and overhead costs and is accounted for using the first-in, first-out basis. On a periodic basis, the Company reviews its inventory levels in each country's product line for estimated obsolescence or unmarketable items, as compared to future demand requirements and the shelf life of the various products. Based on this review, the Company records inventory write-downs when necessary.

Legal proceedings In the ordinary course of business, we are subject to various legal proceedings, including lawsuits and other claims related to labor, product and other matters. We are required to assess the likelihood of adverse judgments and outcomes to these matters as well as the range of potential loss. Such assessments are required to determine whether a loss contingency reserve is required under the provisions of SFAS No. 5, Accounting for Contingencies, and to determine the amount of required reserves, if any. These assessments are subjective in nature. Management makes these assessments for each individual matter based on consultation with outside counsel and based on prior experience with similar claims. To the extent additional information becomes available or our strategies or assessments change, our estimates of potential liability for a given matter may change. Changes to estimates of liability would result in a corresponding additional charge or benefit recognized in the statement of operations in the period in which such changes become known. We recognize the costs associated with legal defense in the periods incurred. Accordingly, the future costs of defending claims are not included in our estimated liability.

Safe Harbor Provision of the Private Securities Litigation Act of 1995 and Forward Looking Statements. The statements contained in Item 7 (Management's Discussion and Analysis of Financial Condition and Results of Operation) that are not historical facts may be forward-looking statements (as such term is defined in the rules promulgated pursuant to the Securities Exchange Act of 1934) that are subject to a variety of risks and uncertainties. The forward-looking statements are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to the Company's management. Accordingly, these statements are subject to significant risks, uncertainties and contingencies which could cause the Company's actual growth, results, performance and business prospects and opportunities in 2003 and beyond to differ materially from those expressed in, or implied by, any such forward-looking statements. Wherever possible, words such as "anticipate", "plan", "expect", "believe", "estimate", and similar expressions have been used to identify these forward-looking statements, but are not the exclusive means of identifying such statements. These risks, uncertainties and contingencies include, but are not limited to, the Company's ability to continue to attract, maintain and motivate its Distributors, changes in the regulatory environment affecting network marketing sales and sales of food and dietary supplements and other risks and uncertainties detailed in the Company's other SEC filings.

Qualitative And Quantitative Disclosures Regarding Market Risk

The Company is exposed to various market risks, primarily foreign currency risks and interest rate risks.

Foreign Currency Risk The Company's earnings and cash flows are subject to fluctuations due to changes in foreign currency rates as it has several foreign subsidiaries and continues to explore expansion into other foreign countries. As a result, exchange rate fluctuations may have an effect on sales and gross margins. Accounting practices require that the Company's results from operations be converted to U.S. dollars for reporting purposes. Consequently, the reported earnings of the Company in future periods may be significantly affected by fluctuations in currency exchange rates, generally increasing with a weaker U.S. dollar and decreasing with a strengthening U.S. dollar. Products manufactured by the Company for sale to the Company's foreign subsidiaries are transacted in U.S. dollars.

Sales outside the United States represented 15%, 15%, and 9% of total net sales in 2002, 2001, and 2000, respectively. The Company's primary exposures to adverse currency fluctuations would result in an increase in the cost of goods sold, relative to foreign net sales, as the vast majority of the products sold are purchased from the parent company in the United States, with prices denominated in US dollars. As of December 31, 2002, the Company had a net investment in its foreign subsidiaries of $3.23 million (in U.S. dollars). As of December 31, 2002 and during the entire year of 2002, the Company had no hedging instruments in place to offset exposure to the Canadian, Australian, or New Zealand dollars, Mexican or Philippine pesos, or the British pound.

We have performed a sensitivity analysis as of December 31, 2002 that measures the change in the results of our foreign operations arising from a hypothetical 10% adverse movement in the exchange rate of all of the currencies the Company presently has operations in. Using the results of operations for 2002 for the Company's foreign operations as a basis for comparison, an adverse movement of 10% would create a potential reduction in the Company's net income of approximately $150,000.

Interest Rate Risk The Company currently carries $4.47 million in long-term debt with a weighted average effective interest rate of 4.539%. Of this amount, $4.28 million is debt with a variable interest rate, generally based on the prime rate. This long-term debt matures at the rate of $415,000 in 2003, $3.68 million in 2004, and $377,000 in 2005. A hypothetical 100 basis point increase in interest rates on all of the variable rate debt instruments would result in an annual after tax increase in interest expense of approximately $28,000.

The Company also is exposed to market risk in changes in commodity prices in some of the raw materials it purchases for its manufacturing needs. However, this presents a risk that would not have a material effect on the Company's results of operations or financial condition.

The table below presents the Company's contractual obligations and commercial commitments. This consists of the Company's long-term debt, capital, and operating leases. For the long-term debt, the amounts shown represent the principal amounts by year of anticipated maturity for our debt obligations and related average interest rates based on the weighted average interest rates at the end of the period. Variable interest rates disclosed do not attempt to project future interest rates. For the capital and operating leases, the amounts shown represent the future minimum payments under noncancelable leases with initial or remaining terms in excess of one year as of December 31, 2002. This information should be read in conjunction with Notes 7 and 10 of the Consolidated Financial Statements.

Contractual obligations and commercial commitments

Outstanding as of December 31, 2002 (in thousands)	2003	2004	2005	2006	2007	Total	Fair Value
Bank term loan — 4.25% interest rate (variable)	$287	$3,553	$ —	$ —	$ —	$3,840	$3,840
Industrial revenue bonds — 4.25% (variable)	98	110	26	—	—	234	234
Other U.S. note payable — 5% interest rate (variable)	—	—	205	—	—	205	205
Private placement notes — 9% interest rate (fixed)	—	—	135	—	—	135	135
Other U.S. debt	7	—	—	—	—	7	7
Other foreign debt	23	17	11	—	—	51	51
Capital and operating leases	149	99	21	20	17	306	N/A
	$564	$3,779	$398	$ 20	$ 17	$4,778	$4,472

Five Year Financial Summary

(In thousands, except per share amounts)

	2002	2001	2000	1999	1998
Net sales	$62,927	$52,943	$61,280	$69,278	$53,400
Net income (loss)	2,493	308	(898)	(1,400)	1,557
Earnings (loss) per common share[1]:					
Basic	0.22	0.03	(0.08)	(0.13)	0.13
Diluted	0.19	0.03	(0.08)	(0.13)	0.13
Total assets	18,446	16,987	20,395	20,772	20,253
Long-term debt and capital lease obligations, less current maturities	4,057	4,650	5,046	5,296	5,590
Dividends declared per common share	—	—	—	0.01	0.025

(1) Earnings (loss) per common share for 1998-2001 have been restated for the 2002 stock dividend.

Stock Price and Dividend Summary

2002	*High*	*Low*	*Close*	*Dividend*
1st Quarter	$ 1.81	$ 0.96	$ 1.55	—
2nd Quarter	2.51	1.34	2.18	—
3rd Quarter	5.75	1.37	5.62	—
4th Quarter	6.11	3.06	4.66	—
2001	*High*	*Low*	*Close*	*Dividend*
1st Quarter	$ 1.42	$ 0.84	$ 1.16	—
2nd Quarter	1.21	0.84	1.03	—
3rd Quarter	1.05	0.75	1.04	—
4th Quarter	1.26	0.90	1.05	—

Note: all stock price data has been restated for the 19% stock dividend declared in September 2002.

Board of Directors and Stockholders
Relìv International, Inc.

We have audited the accompanying consolidated balance sheets of Relìv International, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Relìv International, Inc. and Subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

St. Louis, Missouri
March 10, 2003

December 31	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 3,437,966	$ 1,258,821
Accounts and notes receivable, less allowances of $5,000 in 2002 and 2001	688,898	548,035
Accounts due from employees and distributors	104,000	50,200
Inventories:		
Finished goods	2,361,064	2,313,058
Raw materials	680,516	1,391,237
Sales aids and promotional materials	415,565	437,371
Total inventories	3,457,145	4,141,666
Refundable income taxes	8,072	136,263
Prepaid expenses and other current assets	564,486	362,287
Deferred income taxes	171,873	65,124
Total current assets	8,432,440	6,562,396
Other assets	442,927	646,018
Note receivable from officer	48,250	59,250
Accounts due from employees and distributors	78,000	43,741
Property, plant, and equipment	16,484,644	15,951,977
Less accumulated depreciation and amortization	7,040,275	6,276,781
	9,444,369	9,675,196
Total assets	$18,445,986	$16,986,601
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 5,358,082	$ 4,640,615
Income taxes payable	257,441	6,153
Borrowings under line of credit	—	985,922
Current maturities of long-term debt	415,235	279,733
Current maturities of capital leases	8,755	134,682
Total current liabilities	6,039,513	6,047,105
Noncurrent liabilities:		
Capital lease obligations, less current maturities	—	8,862
Long-term debt, less current maturities	4,057,042	4,641,384
Deferred income taxes	84,435	48,124
Other noncurrent liabilities	467,350	414,276
Total noncurrent liabilities	4,608,827	5,112,646
Stockholders' equity:		
Preferred stock, par value $0.001 per share; 3,000,000 shares authorized; none issued and outstanding	—	—
Common stock, par value $0.001 per share; 20,000,000 shares authorized, 12,006,761 shares issued and 11,921,932 shares outstanding in 2002 and 9,654,884 shares issued and 9,563,267 shares outstanding in 2001	12,007	9,655
Additional paid-in capital	17,863,505	9,119,934
Notes receivable — officers and directors	(2,449)	(19,289)
Accumulated deficit	(8,960,782)	(2,479,285)
Accumulated other comprehensive loss:		
Foreign currency translation adjustment	(775,383)	(688,607)
Treasury stock	(339,252)	(115,558)
Total stockholders' equity	7,797,646	5,826,850
Total liabilities and stockholders' equity	$18,445,986	$16,986,601

See accompanying notes.

Year ended December 31	*2002*	*2001*	*2000*
Sales at suggested retail	$ 90,110,444	$ 74,410,042	$ 83,496,234
Less distributor allowances on product purchases	27,183,581	21,466,995	22,216,449
Net sales	62,926,863	52,943,047	61,279,785
Costs and expenses:			
Cost of products sold	11,569,163	12,562,385	25,023,444
Distributor royalties and commissions	24,205,030	18,795,153	15,929,756
Selling, general, and administrative	22,875,719	20,555,649	20,545,175
Impairment of goodwill (see Note 2)	—	—	407,292
Income (loss) from operations	4,276,951	1,029,860	(625,882)
Other income (expense):			
Interest expense	(340,343)	(527,208)	(639,172)
Other income	98,199	24,788	115,626
Income (loss) before income taxes	4,034,807	527,440	(1,149,428)
Provision (benefit) for income taxes	1,542,000	219,000	(251,000)
Net income (loss)	$ 2,492,807	$ 308,440	$ (898,428)
Earnings (loss) per common share	$ 0.22	$ 0.03	$ (0.08)
Earnings (loss) per common share — assuming dilution	$ 0.19	$ 0.03	$ (0.08)

2001 and 2000 earnings (loss) per common share have been restated for the 2002 stock dividend; see Note 8.
See accompanying notes.

	Common Stock		Additional
	Shares	Amount	Paid In Capital
Balance at December 31, 1999	9,551,102	$ 9,551	$ 9,072,831
Net loss	—	—	—
Other comprehensive loss:			
Foreign currency translation adjustment	—	—	—
Total comprehensive loss			
Repayment of loans by officers/directors	—	—	—
Warrants granted under distributor stock purchase plan	—	—	1,140
Options and warrants exercised	103,403	104	785
Balance at December 31, 2000	9,654,505	9,655	9,074,756
Net income	—	—	—
Other comprehensive loss:			
Foreign currency translation adjustment	—	—	—
Total comprehensive income			
Repayment of loans by officers/directors	—	—	—
Warrants granted under distributor stock purchase plan	—	—	9,384
Tax benefit from exercise of options	—	—	35,404
Common stock purchased for treasury	—	—	—
Warrants exercised	379	—	390
Balance at December 31, 2001	9,654,884	9,655	9,119,934
Net income	—	—	—
Other comprehensive loss:			
Foreign currency translation adjustment	—	—	—
Total comprehensive income			
Repayment of loans by officers/directors	—	—	—
Warrants granted under distributor stock purchase plan	—	—	19,873
Common stock purchased for treasury	—	—	—
Retirement of treasury stock	(227,008)	(227)	(209,846)
Options and warrants exercised	778,822	779	1,014,225
Tax benefit from exercise of options	—	—	18,842
Stock dividend declared September 19, 2002	1,800,063	1,800	7,900,477
Balance at December 31, 2002	12,006,761	$ 12,007	$17,863,505

See accompanying notes.

Notes Receivable — Officers and Directors	Accumulated Deficit	Accumulated Other Comprehensive Loss	Treasury Stock		Total
			Shares	Amount	
$ (38,217)	$ (1,889,297)	$ (336,150)	—	$ —	$ 6,818,718
—	(898,428)	—	—	—	(898,428)
—	—	(288,124)	—	—	(288,124)
					(1,186,552)
11,567	—	—	—	—	11,567
—	—	—	—	—	1,140
—	—	—	—	—	889
(26,650)	(2,787,725)	(624,274)	—	—	5,645,762
—	308,440	—	—	—	308,440
—	—	(64,333)	—	—	(64,333)
					244,107
7,361	—	—	—	—	7,361
—	—	—	—	—	9,384
—	—	—	—	—	35,404
—	—	—	91,617	(115,558)	(115,558)
—	—	—	—	—	390
(19,289)	(2,479,285)	(688,607)	91,617	(115,558)	5,826,850
—	2,492,807	—	—	—	2,492,807
—	—	(86,776)	—	—	(86,776)
					2,406,031
16,840	—	—	—	—	16,840
—	—	—	—	—	19,873
—	—	—	220,220	(626,050)	(626,050)
—	(192,283)	—	(227,008)	402,356	—
—	(879,744)	—	—	—	135,260
—	—	—	—	—	18,842
—	(7,902,277)	—	—	—	—
$ (2,449)	$ (8,960,782)	$ (775,383)	84,829	$(339,252)	$7,797,646

Year ended December 31	2002	2001	2000
Operating activities			
Net income (loss)	$ 2,492,807	$ 308,440	$ (898,428)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	866,397	743,078	1,080,247
Amortization of goodwill	—	—	52,554
Impairment charge for goodwill	—	—	407,292
Compensation expense for warrants granted	19,873	9,384	1,140
Tax benefit from exercise of options	18,842	35,404	—
Deferred income taxes	(71,896)	66,171	57,098
Foreign currency transaction (gain)/loss	(93,880)	(16,547)	21,376
(Increase) decrease in accounts and notes receivable	(288,693)	1,940,351	(347,245)
(Increase) decrease in inventories	649,592	358,768	85,966
(Increase) decrease in refundable income taxes	127,920	527,202	188,950
(Increase) decrease in prepaid expenses and other current assets	(213,792)	(39,678)	(25,084)
(Increase) decrease in other assets	202,973	201,587	150,903
Increase (decrease) in accounts payable and accrued expenses	784,518	(2,203,839)	(360,404)
Increase (decrease) in income taxes payable	250,192	6,192	(1,370)
Net cash provided by operating activities	4,744,853	1,936,513	412,995
Investing activities			
Proceeds from the sale of property, plant, and equipment	28,295	—	23,464
Purchase of property, plant and equipment	(668,488)	(300,121)	(440,224)
Net cash used in investing activities	(640,193)	(300,121)	(416,760)
Financing activities			
Proceeds from long-term borrowings and line of credit	32,871	40,463	365,094
Principal payments on long-term borrowings and line of credit	(1,469,296)	(1,285,395)	(466,829)
Principal payments under capital lease obligations	(134,789)	(176,450)	(137,617)
Proceeds from warrants exercised	135,260	390	889
Repayment of loans by officers and directors	27,840	7,361	116,567
Purchase of stock for treasury	(626,050)	(115,558)	—
Net cash used in financing activities	(2,034,164)	(1,529,189)	(121,896)
Effect of exchange rate changes on cash and cash equivalents	108,649	(47,064)	(207,357)
Increase (decrease) in cash and cash equivalents	2,179,145	60,139	(333,018)
Cash and cash equivalents at beginning of year	1,258,821	1,198,682	1,531,700
Cash and cash equivalents at end of year	$ 3,437,966	$ 1,258,821	$ 1,198,682
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 345,604	$ 532,187	$ 605,565
Income taxes	$ 1,231,000	$ 200,220	$ 219,500
Noncash investing and financing transactions:			
Capital lease obligations entered into	$ —	$ —	$ 56,598

See accompanying notes.

1. Nature of Business & Significant Accounting Policies

Nature of Business

Relìv International, Inc. (the Company) produces a line of food products including nutritional supplements, diet management products, granola bars, and sports drink mixes. These products are sold by subsidiaries of the Company to a sales force of independent distributors and licensees of the Company that sell products directly to consumers. The Company and its subsidiaries sell products to distributors throughout the United States and in Australia, Canada, New Zealand, Mexico, the United Kingdom, and the Philippines. In addition, the Company provides manufacturing and packaging services for unrelated customers.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its foreign and domestic subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Inventories

Inventories are valued at the lower of cost or market. Product cost includes raw materials, labor, and overhead costs and is accounted for using the first-in, first-out basis. On a periodic basis, the Company reviews its inventory levels in each country, as compared to future demand requirements and the shelf life of the various products. Based on this review, the Company records inventory write-downs when necessary.

Property, Plant, and Equipment

Property, plant, and equipment are stated on the cost basis. Depreciation is computed using the straight-line or an accelerated method over the useful life of the related assets, including assets recorded under capital leases.

Revenue Recognition

The Company generally receives its sales price in cash accompanying orders from independent distributors and makes related commission payments in the following month. The net sales price is the suggested retail price less the distributor discount of 20 percent to 40 percent of such suggested retail price. Sales revenue and commission expenses are recorded when the merchandise is shipped.

Foreign Currency Translation

All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using the average exchange rate for the year. The gains and losses resulting from the changes in exchange rates from year to year have been reported in other comprehensive loss. Foreign currency translation adjustments exclude income tax expense (benefit) given that the Company's investments in non-U.S. subsidiaries are deemed to be reinvested for an indefinite period of time. The transaction gains and (losses) were $93,880, $16,547, and $(21,376) for 2002, 2001, and 2000, respectively.

Income Taxes

The provision for income taxes is computed using the liability method. The primary differences between financial statement and taxable income (loss) result from financial statement accruals and reserves and differences between depreciation for book and tax purposes.

Stock-Based Compensation

The Company accounts for employee stock options in accordance with Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees,* using the intrinsic value method. Since the Company grants stock options at an exercise price not less than the fair value of the shares at the date of grant, no compensation expense is recognized. As permitted by SFAS No. 123, *Accounting and Disclosure of Stock-Based Compensation,* the Company has elected the disclosure-only alternative of this pronouncement in a note to these financial statements (see Note 8).

The Company accounts for options granted to nonemployees and warrants granted to distributors under the fair value approach required by SFAS No. 123.

Advertising

Costs of sales aids and promotional materials are capitalized as inventories. All other advertising and promotional costs are expensed when incurred. The Company recorded $26,000, $32,000 and $30,000 of advertising expense in 2002, 2001, and 2000, respectively.

Shipping and Handling Costs

The Company records shipping and handling costs as a component of cost of products sold.

Basic and Diluted Earnings (Loss) per Share

Basic earnings (loss) per common share are computed using the weighted average number of common shares outstanding during the year, as restated for the stock dividend declared on September 19, 2002. Diluted earnings (loss) per common share are computed using the weighted average number of common shares and potential dilutive common shares that were outstanding during the period, as restated for the stock dividend declared on September 19, 2002. Potential dilutive common shares consist of outstanding stock options and warrants. See Note 9 for additional information regarding earnings per share.

Cash Equivalents

The Company's policy is to consider demand deposits and short-term investments with a maturity of three months or less when purchased as cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the 2001 and 2000 financial statements to conform to the 2002 presentation.

2. Reliv UK, Ltd. — Goodwill Impairment

The Company owns a 98.5% interest in Reliv Europe, the holding company of Reliv UK, Ltd. In December 2000, the Company recorded a noncash accounting charge and wrote off the unamortized balance of $407,292. This impairment charge was reported as a separate line item in loss from operations in the accompanying 2000 consolidated statement of operations.

3. Research & Development Expenses

Research and development expenses of $431,000, $355,000, and $410,000 in 2002, 2001 and 2000, respectively, were charged to selling, general, and administrative expenses as incurred.

4. Property, Plant, & Equipment

Property, plant, and equipment at December 31, 2002 and 2001, consist of the following:

	2002	2001
Land	$ 829,222	$ 829,222
Building	8,583,444	8,441,164
Machinery and equipment	4,057,983	4,030,689
Office equipment	738,976	565,085
Computer equipment and software	2,275,019	2,085,817
	16,484,644	15,951,977
Less accumulated depreciation and amortization	7,040,275	6,276,781
	$ 9,444,369	$ 9,675,196

5. Accounts Payable & Accrued Expenses

Accounts payable and accrued expenses at December 31, 2002 and 2001, consist of the following:

	2002	2001
Trade payables	$ 2,456,569	$ 2,880,565
Distributors' commissions	2,065,327	1,244,439
Sales taxes	393,413	260,643
Interest expense	55,238	60,499
Payroll and payroll taxes	381,748	192,673
Other	5,787	1,796
	$ 5,358,082	$ 4,640,615

6. Short-Term Borrowings

In November 2001, the Company renewed its line of credit with a maximum borrowing limit of $1,000,000. The limit is based on a collateral-based formula of accounts receivable and inventories. Borrowings under this line of credit are due on demand and bear interest, payable monthly, at the prime rate, which was 4.25% at December 31, 2002. The maturity date of the line is December 2003. A portion of the Company's inventories and property, plant, and equipment with a net book value of $3,624,700 as of December 31, 2002 are pledged as security under the terms of the agreement. As of December 31, 2002, the Company had no outstanding balance on the line of credit. As of December 31, 2002, approximately $513,000 was available under the line of credit based on the Company's borrowing base formula.

7. Long-Term Debt

Long-term debt at December 31, 2002 and 2001, consists of the following:

	2002	2001
Industrial revenue bonds payable in monthly installments (including interest at 85% of prime) not to exceed $9,611, commencing August 1, 1991; secured by land and building (net book value $2,545,700 at December 31, 2002); final payment due on March 1, 2005	$ 234,001	$ 326,559
Note payable in monthly installments (including interest at prime and additional interest at 15% of prime on the balance of the industrial revenue bonds) equal to $9,611 less installment applied to industrial revenue bond, commencing August 1, 1991; unsecured; balance due on March 1, 2005	204,755	204,755
Term loan payable in monthly installments of $38,802 (including interest at prime); secured by land and building (net book value of $5,052,900 at December 31, 2002) balance due March 2004	3,839,681	4,061,927
Term loan payable in monthly installments of $7,303, (including interest at 7.75%); secured by equipment (net book value of $96,200 at December 31, 2002) final payment due February 2003	6,784	90,254
Private placement notes payable in quarterly installments equal to 2% of Philippine sales at suggested retail (including interest at 9%), unsecured; balance due on July 1, 2005	135,323	208,092
Notes payable — other	51,733	29,530
	4,472,277	4,921,117
Less current maturities	415,235	279,733
	$ 4,057,042	$4,641,384

During 2002, the Company renegotiated the terms of its term loan payable due March 2004. Accordingly, the interest rate has been changed from 8.5% to a variable rate equal to the prime rate. The monthly installments remain the same.

Principal maturities of long-term debt at December 31, 2002 are as follows:

2003	$ 415,235
2004	3,679,544
2005	377,498
	$ 4,472,277

8. Stockholders' Equity

Stock Dividend

The Board of Directors declared a one share for 5.25 shares stock dividend on September 19, 2002. The dividends were payable on October 25, 2002 to stockholders of record on October 11, 2002. Average shares outstanding, all per share amounts, and stock option and warrant data included in the accompanying consolidated financial statements and notes are based on the increased number of shares as restated for the stock dividend.

Stock Options

In May 2001, the Company adopted a stock option plan which provides for the grant of both incentive stock options and non-qualified stock options for employees (including officers) and other consultants and advisors of the Company. A maximum of 1,190,000 shares can be purchased at an option price not less than the fair market value of the stock at the time the options are granted.

The Company follows APB Opinion No. 25, and related interpretations in accounting for its employee and nonemployee director stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB Opinion No. 25, because the exercise price of the Company's employee and nonemployee director stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The Company records expense under the fair value method of SFAS No. 123 for options and warrants granted to distributors. Total expense recorded for these options and warrants was $19,873, $9,384, and $1,140 in 2002, 2001, and 2000, respectively.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates ranging from 3.07% to 4.78% for 2001 and 5.11% to 6.87% for 2000; dividend yield of zero for 2001 and 2000; volatility factor of the expected price of the Company's stock of 0.729 for 2001, and 0.745 for 2000; and a weighted average expected life of 4.51 years for 2001 and 2000. The weighted average fair value of stock options granted during 2001 and 2000 was $0.53 and $0.82 per share, respectively. No stock options were granted during 2002.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee and nonemployee director stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee and nonemployee director stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period. The effects of applying the pro forma disclosure provisions of SFAS No. 123 are not likely to be representative of the effects on reported net income for future years.

The Company's pro forma information for the years ended December 31 follows:

	2002	*2001*	*2000*
Pro forma net income (loss)	$2,223,687	$ 48,073	$(1,318,935)
Pro forma earnings (loss) per share:			
Basic	$0.20	$ —	$(0.12)
Diluted	$0.17	$ —	$(0.12)

A summary of the Company's stock option activity and related information for the years ended December 31 follows:

	2002		*2001*		*2000*	
	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price
Outstanding beginning of the year	3,348,214	$1.229	2,427,381	$1.462	2,847,143	$1.397
Granted:						
Price = fair value	—	—	929,762	0.882	82,143	1.354
Price > fair value	—	—	233,333	0.970	—	—
Exercised	(943,505)	1.234	—	—	(476,905)	1.060
Forfeited	(86,972)	2.598	(242,262)	1.977	(25,000)	1.320
Outstanding at end of year	2,317,737	$1.175	3,348,214	$1.229	2,427,381	$1.462
Exercisable at end of year	1,759,333		2,315,096		2,016,285	

As of December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price	Number Excercisable	Weighted Avg. Exercise Price
$0.882-$1.00	1,396,563	3.13	$0.913	1,004,897	$0.905
$1.01-$2.00	921,174	1.86	1.575	754,436	1.693
$0.882-$2.00	2,317,737	2.63	$1.175	1,759,333	$1.243

Distributor Stock Purchase Plan

In November 1998, the Company established a Distributor Stock Purchase Plan. The plan allows distributors who have reached the "Ambassador" status the opportunity to allocate up to 10% of their monthly compensation into the plan to be used to purchase the Company's common stock at the current market value. The plan also states that at the end of each year, the Company will grant warrants to purchase additional shares of the Company's common stock based on the number of shares purchased by the distributors under the plan during the year. The warrant exercise price will equal the market price for the Company's common stock at the date of issuance. The warrants issued shall be in the amount of 25% of the total shares purchased under the plan during the year. This plan commenced in January 1999, and a total of 32,483, 59,564, and 39,092 warrants were issued during the years ended December 31, 2002, 2001, and 2000, respectively. The weighted average fair values of warrants granted during 2002, 2001, and 2000 were $2.14, $0.48 and $0.50 per share, respectively.

A summary of the Company's warrant activity and related information for the years ended December 31 follows:

	2002		2001		2000	
	Warrants	Weighted Avg. Exercise Price	Warrants	Weighted Avg. Exercise Price	Warrants	Weighted Avg. Exercise Price
Outstanding beginning of the year	140,124	$0.995	81,011	$0.954	42,946	$0.865
Granted:						
Price = fair value	32,483	4.660	59,564	1.050	39,092	1.050
Exercised	(42,069)	0.869	(451)	0.865	(1,027)	0.865
Forfeited	(395)	0.865	—	—	—	—
Outstanding at end of year	130,143	$1.951	140,124	$0.995	81,011	$0.954
Exercisable at end of year	77,558		40,185		13,289	

As of December 31, 2002:

	Warrants Outstanding			Warrants Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price	Number Excercisable	Weighted Avg. Exercise Price
$1.05	97,660	1.61	$1.05	45,075	$1.05
$4.66	32,483	3.00	4.66	32,483	4.66
$1.05-$4.66	130,143	1.96	$1.951	77,558	$2.562

9. Earnings (Loss) per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share:

Year ended December 31	*2002*	*2001*	*2000*
Numerator:			
Numerator for basic and diluted earnings per share — net income (loss)	$ 2,492,807	$ 308,440	$ (898,428)
Denominator:			
Denominator for basic earnings (loss) per share — weighted average shares	11,315,000	11,479,000	11,385,000
Effect of dilutive securities: Employee stock options and other warrants	1,574,000	119,000	—
Denominator for diluted earnings (loss) per share — adjusted weighted average shares	12,889,000	11,598,000	11,385,000
Basic earnings (loss) per share	$0.22	$0.03	$(0.08)
Diluted earnings (loss) per share	$0.19	$0.03	$(0.08)

The diluted shares for the year ended December 31, 2000 exclude incremental shares of 413,000 related to employee stock options and warrants issued to external parties. These shares are excluded due to their antidilutive effect as a result of the Company's net loss during 2000.

10. Leases

The Company leases certain manufacturing, storage, and office facilities and certain equipment and automobiles. These leases have varying terms, and certain leases have renewal and/or purchase options. Future minimum payments under noncancelable leases with initial or remaining terms in excess of one year consist of the following at December 31, 2002:

	Capital Leases	Operating Leases
2003	$8,902	$139,821
2004	—	99,283
2005	—	21,649
2006	—	19,992
2007	—	16,660
Total minimum lease payments	8,902	$297,405
Less amount representing interest	147	
Present value of minimum lease payments	$8,755	

Machinery, office, and computer equipment at December 31, 2002 and 2001, includes approximately $104,287 and $620,187 of equipment under leases that have been capitalized. Accumulated depreciation and amortization for such equipment approximated $71,711 and $375,359 at December 31, 2002 and 2001, respectively.

Rent expense for all operating leases was $275,130, $302,146, and $319,802 for the years ended December 31, 2002, 2001, and 2000, respectively.

11. Fair Value of Financial Instruments

The carrying values and fair values of the Company's financial instruments are as follows:

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$ 3,438,000	$ 3,438,000	$ 1,259,000	$ 1,259,000
Long-term debt, including current maturities	4,472,000	4,472,000	4,921,000	5,466,000
Capital lease obligations, including current maturities	9,000	9,000	144,000	146,000

The carrying amount of cash equivalents approximates fair value because of the short maturity of those instruments. The fair value of long-term debt and capital lease obligations is estimated based on the current rates offered to the Company for debt of the same remaining maturities.

12. Income Taxes

The components of income (loss) before income taxes are as follows:

Year ended December 31	*2002*	*2001*	*2000*
Domestic	$ 4,244,927	$ 951,425	$ 303,804
Foreign	(210,120)	(423,985)	(1,453,232)
	$ 4,034,807	$ 527,440	$ (1,149,428)

The components of the provision (benefit) for income taxes are as follows:

Year ended December 31		*2002*	*2001*	*2000*
Current:	Federal	$ 1,492,000	$ 117,000	$ (310,000)
	Foreign	12,000	27,000	24,000
	State	110,000	9,000	(23,000)
Total current		1,614,000	153,000	(309,000)
Deferred:	Federal	11,000	66,000	50,000
	Foreign	(82,000)	—	8,000
	State	(1,000)	—	—
Total deferred		(72,000)	66,000	58,000
		$ 1,542,000	$ 219,000	$ (251,000)

The provision for income taxes is different from the amounts computed by applying the United States federal statutory income tax rate of 34%. The reasons for these differences are as follows:

Year ended December 31	*2002*	*2001*	*2000*
Income taxes at statutory rate	$ 1,372,000	$ 179,000	$ (391,000)
State income taxes, net of federal benefit	110,000	9,000	(15,000)
U.S. tax benefit of foreign losses	(8,000)	(54,000)	(223,000)
Goodwill impairment charge	—	—	156,000
Effect of foreign losses without an income tax benefit	9,000	19,000	101,000
Executive life insurance expense	54,000	39,000	53,000
Nondeductible foreign development expenses	—	26,000	31,000
Meals and entertainment	24,000	16,000	22,000
Other	(19,000)	(15,000)	15,000
	$ 1,542,000	$ 219,000	$ (251,000)

The components of the deferred tax assets and liabilities, and the related tax effects of each temporary difference at December 31, 2002 and 2001, are as follows:

	2002	2001
Deferred tax assets:		
Product refund reserve	$ 32,000	$ 18,000
Inventory obsolescence reserve	21,000	—
Vacation accrual	15,000	11,000
Charitable contributions	—	13,000
Bad debt reserve	2,000	2,000
Philippine net operating loss carryforward	63,000	—
Miscellaneous accrued expenses	38,873	21,124
Deferred compensation	189,565	161,876
	$361,438	$ 227,000
Deferred tax liabilities:		
Depreciation	274,000	210,000
	$274,000	$ 210,000

The Company's $63,000 net operating loss carryforward related to its Philippine subsidiary expires in 2006.

United States income tax has not been provided on the unremitted earnings of the foreign subsidiaries since it is the intention of the Company to indefinitely reinvest these earnings in the growth of these foreign subsidiaries. Applicable foreign taxes have been provided. The cumulative amount of unremitted earnings on which the Company has not recognized United States income tax was $269,000 at December 31, 2002. Although it is not practicable to determine the deferred tax liability on the unremitted earnings, credits for foreign income taxes paid will be available to significantly reduce any U.S. tax liability if foreign earnings are remitted.

13. License Agreement

The Company has a license agreement with the individual who developed several of the Company's products. This agreement provides the Company with the exclusive worldwide license to manufacture and sell all products created by the licensor and requires monthly royalty payments of 5% of net sales, with a minimum payment of $10,000 and a maximum payment of $22,000. The amount of expense under this agreement was $264,000 for each of the years ended December 31, 2002, 2001, and 2000. The agreement expires in February 2007. The royalty payments terminate upon the death of the licensor, which occurred in February 2003. However, under the terms of the license agreement, the Company has the right to continue to use the name and likeness of the licensor in connection with marketing the related products for an annual fee of $10,000 for the duration of the agreement.

14. Employee Benefit Plans

The Company established a 401(k) employee savings plan which covers substantially all employees. Employees can contribute up to 15% of their gross income to the plan, and the Company matches 75% of the employee's contribution. Company contributions under the 401(k) plan totaled $246,000, $178,000, and $179,000 in 2002, 2001, and 2000, respectively.

15. Incentive Compensation Plans

In July 2001, the Board of Directors approved an incentive compensation plan effective for fiscal years beginning with 2001. Under the plan, the Company will establish a bonus pool payable on a semi-annual basis equal to 25% of the net income of the Company. Bonuses will be payable on all profits, but only if the net income for each six-month period exceeds $250,000. The bonus pool is allocated to executives according to a specified formula, with a portion allocated to a middle management group determined by the Executive Committee of the Board of Directors. The Company paid a total of $741,250 and $112,380 to the participants of the bonus pool in 2002 and 2001, respectively. The Company paid $76,824 in 2000 under a previous incentive compensation plan to its officers/directors.

The Company sponsors a Supplemental Executive Retirement Plan (SERP plan) to allow certain executives to defer a portion of their annual salary and bonus into a grantor trust. A grantor trust was established to hold the assets of the SERP plan. The Company funds the grantor trust by paying the amount deferred by the participant into the trust at the time of deferral. Investment earnings and losses accrue to the benefit or detriment of the participants. The SERP plan also provides for a discretionary matching contribution by the Company not to exceed 100% of the participant's annual contribution. In 2002, 2001, and 2000, the Company did not provide a match. The participants fully vest in the deferred compensation three years from the date they enter the SERP plan. The participants are not eligible to receive distribution under the SERP plan until retirement, death, or disability of the participant.

16. Related Party Transactions

An officer/director of the Company is a principal in a law firm which provides legal services to the Company. During the years ended December 31, 2002, 2001, and 2000, the Company incurred consulting fees to the officer/director and legal fees to his firm totaling approximately $315,000, $344,000, and $358,000, respectively.

Note receivable from officer represents amounts due from an officer/director. In 1998, the individual received advances against his anticipated incentive compensation totaling $89,250. Repayments of $11,000 and $30,000 were made in 2002 and 2000, respectively. Accounts due from employees and distributors represent travel and other advances to employees, as well as advances to distributors.

In February 2003, the Company purchased 25,000 shares of the Company's common stock from an officer/director at a price of $3.895 per share. The total amount paid for the stock was $97,375.

17. Consulting Agreements

In conjunction with an acquisition, the Company entered into a consulting agreement with a partnership consisting of three former stockholders. Under the agreement, which commenced in March 1992 and expired in February 2002, the Company paid annual consulting fees to the partnership equal to 2% of the gross sales amount of all products sold by the Company in Australia and New Zealand determined by the suggested retail price up to approximately $A10,000,000 in 1992 and $A12,000,000 in all subsequent years during the term and 3% of retail sales that exceed those figures. Total expense under this agreement approximated $7,000, $39,000, and $51,000 in 2002, 2001, and 2000, respectively.

18. Legal Proceedings

In December 2001, five former distributors of the Company filed for arbitration claiming unlawful termination, breach of the Distributor Agreement, and interference with business expectancy. The individuals had been terminated by the Company in October 2000 for violating certain provisions of the Distributor Agreement. This claim was settled in January 2003 and was properly accrued in the financial statements in 2002. The settlement did not have a material adverse effect on the financial position or results of operations of the Company.

19. Segment Information

Description of Products and Services by Segment

The Company has two reportable segments: a network marketing segment and a manufacturing and packaging segment. The Company's network marketing segment consists of eight operating units that sell nutritional and dietary products to a sales force of independent distributors that sell the products directly to customers. The manufacturing and packaging segment consists of the manufacturing operation of the Company that produces nearly all of the products sold by the network marketing segment along with products made for unrelated customers based on the customers' specifications.

Measurement of Segment Profit or Loss and Segment Assets

The Company evaluates performance and allocates resources based on profit or loss from operations before interest expense, other nonoperating income and expense, and income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Intersegment sales and transfers are recorded at cost plus an agreed-upon intercompany profit on intersegment sales and transfers.

Factors Management Used to Identify the Enterprise's Reportable Segments

The Company's reportable segments are business units that perform distinctly different functions. The manufacturing and packaging segment is evaluated on its sales and profitability to its unrelated outside customers, along with performance against standard costs for its intersegment sales. The network marketing segment is evaluated on the sales and profitability of the network marketing product line to its sales force of independent distributors.

Segment data for the years ended December 31, 2002, 2001, and 2000, follows:

	2002	*2001*	*2000*
Net sales			
Net sales to external customers:			
Network marketing	$62,790,307	$49,064,076	$44,535,717
Manufacturing and packaging	136,556	3,878,971	16,744,068
Total net sales to external customers	62,926,863	52,943,047	61,279,785
Intersegment net sales:			
Manufacturing and packaging	9,098,304	6,826,619	6,501,576
Total net sales	72,025,167	59,769,666	67,781,361
Reconciling items:			
Intersegment net sales	(9,098,304)	(6,826,619)	(6,501,576)
Total consolidated net sales	$62,926,863	$52,943,047	$61,279,785
Depreciation and amortization			
Network marketing	$ 260,613	$ 250,313	$ 302,624
Manufacturing and packaging	605,784	492,765	830,177
Total consolidated depreciation and amortization expense	$ 866,397	$ 743,078	$ 1,132,801
Segment profit			
Network marketing	$ 5,617,915	$ 2,610,296	$ 1,099,872
Manufacturing and packaging	441,402	174,780	24,556
Total segment profit	6,059,317	2,785,076	1,124,428
Reconciling items:			
Corporate expenses	(1,782,366)	(1,755,216)	(1,750,309)
Nonoperating-net	98,199	24,788	115,625
Interest expense	(340,343)	(527,208)	(639,172)
Total consolidated income (loss) before income taxes	$ 4,034,807	$ 527,440	$ (1,149,428)
Segment assets			
Network marketing	$12,960,082	$13,244,683	$13,418,288
Manufacturing and packaging	1,963,503	2,434,973	5,778,145
Total segment assets	14,923,585	15,679,656	19,196,433
Reconciling items:			
Corporate assets	3,522,401	1,306,945	1,198,682
Total consolidated assets	$18,445,986	$16,986,601	$20,395,115
Capital expenditures			
Network marketing	$ 482,962	$ 251,109	$ 300,017
Manufacturing and packaging	185,526	49,012	140,207
Total capital expenditures	$ 668,488	$ 300,121	$ 440,224

Geographic area data	2002	2001	2000
Net sales to external customers			
United States	$53,210,463	$44,799,429	$55,996,610
Australia	1,660,561	1,521,482	1,718,929
New Zealand	262,203	286,816	292,895
Canada	982,925	972,217	913,051
Mexico	2,904,722	2,233,088	1,768,570
United Kingdom	446,465	391,033	388,488
Colombia	—	45,671	82,638
Philippines	3,459,524	2,693,311	118,604
Total net sales to external customers	$62,926,863	$52,943,047	$61,279,785
Assets by area			
United States	$14,348,519	$13,489,793	$17,689,638
Australia	807,094	665,331	871,155
New Zealand	176,811	239,991	341,905
Canada	256,055	221,395	307,071
Mexico	1,619,941	1,388,319	653,251
United Kingdom	189,081	140,044	100,247
Colombia	2,271	1,278	144,382
Philippines	1,046,214	840,450	287,466
Total consolidated assets	$18,445,986	$16,986,601	$20,395,115

Major Customer

Revenues from sales to one customer of the Company's manufacturing and packaging segment represented approximately $3.8 million and $16.7 million of consolidated net sales for 2001 and 2000, respectively. Production and sales to this customer concluded in August 2001.

20. Quarterly Financial Data (Unaudited)

(In thousands, except per share amounts)	First	Second	Third	Fourth
2002				
Net sales	$ 14,484	$ 15,449	$ 16,237	$ 16,756
Cost of products sold	$ 2,757	$ 2,916	$ 2,774	$ 3,122
Net income	$ 459	$ 625	$ 741	$ 668
Earnings per share:				
Basic	$ 0.04	$ 0.05	$ 0.07	$ 0.06
Diluted	$ 0.03	$ 0.05	$ 0.06	$ 0.05
2001				
Net sales	$ 14,062	$ 13,425	$ 13,418	$ 12,038
Cost of products sold	$ 4,153	$ 3,683	$ 2,291	$ 2,435
Net income (loss)	$ (146)	$ 13	$ 407	$ 34
Earnings (loss) per share:				
Basic	$ (0.01)	$ 0.00	$ 0.04	$ 0.00
Diluted	$ (0.01)	$ 0.00	$ 0.04	$ 0.00

Earnings per share data for 2001 has been restated for the stock dividend declared September 19, 2002

Relìv International, Inc.
136 Chesterfield Industrial Blvd.
Chesterfield, Missouri 63005
Phone: 636.537.9715
Fax: 636.537.9753

Delaware, February 11, 1985

Ernst & Young LLP
St. Louis, Missouri

December 31

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to:

Investor Relations
Relìv International, Inc.
136 Chesterfield Industrial Blvd.
Chesterfield, Missouri 63005

or by calling: 636.537.9715
or by faxing: 636.537.8814
or by E-mailing: shareholderinfo@reliv.com

The annual meeting of shareholders will be held at 10:00a.m. on Thursday, May 22, 2003, at Relìv Corporate Headquarters,
136 Chesterfield Industrial Blvd.
Chesterfield, Missouri 63005

American Stock Transfer & Trust Co.
59 Maiden Lane, Plaza Level
New York, NY 10038
800.937.5449

1,876 as of March 12, 2003

Communications concerning stock transfer requirements, lost certificates, change of address or dividends should be addressed to American Stock Transfer & Trust Co. at 800.937.5449.

This Program is available to the general public and current shareholders of the Company. If you would like to receive information on this Program, please call American Stock Transfer & Trust Co., toll free, at 888.333.0203.

To receive Company news releases by fax 24 hours a day, call toll free 800.758.5804. Relìv's I.D. number is 103123

Relìv International maintains a website on the Internet at www.reliv.com.

Nasdaq Stock Market® under the symbol RELV.

www.reliv.com | 636.537.9715


reliv®

136 CHESTERFIELD INDUSTRIAL BLVD. | CHESTERFIELD, MO 63005